GZI HUB INC
(Inclusive of Predecessor GZI, LLC)
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2020	From September 4, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:		
Net loss	$ (3,138)	(2,946)
Changes in operating assets and liabilities:		
Increase in accounts payable	764	-
Net cash used in operating activities	(2,374)	(2,946)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from members contribution	-	2,946
Proceeds from issuance of common stock	2,374	-
Net cash provided by financing activities	2,374	2,946
Net cash increase for period	-	-
Cash at beginning of period	-	-
Cash at end of year	$ -	-
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	
Interest	$ -	